February 16, 2024

Melissa Kindelan
Kathleen Collins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: The E.W. Scripps Company
Form 10-K for Fiscal Year Ended December 31, 2022
Form 8-K Furnished November 3, 2023
File No. 001-10701

Dear Melissa Kindelan and Kathleen Collins:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) contained in the letter from the Staff dated January 19, 2024 (the “Comment Letter”) in regard to the above-referenced Form 10-K and Form 8-K filed or furnished by The E. W. Scripps Company (the “Company, “we” or “our”).

For the Staff’s convenience, the Comment Letter has been reproduced in its entirety below, with the Company’s response thereto immediately following the comment.

Form 8-K furnished November 3, 2023

Exhibit 99.1. page 1

1.We note your response to prior comment 5. You state in your proposed revised disclosures that free cash flow is a measure of your ability to service debt, make investments and satisfy other obligations, which would appear to imply that this is a liquidity measure. In addition, you are deducting cash flow for items such as capital expenditures, preferred stock dividends, interest payments, income taxes paid (refunded) and mandatory contributions to retirement plans. Therefore, revise to reconcile such measure to the most directly comparable GAAP measure of operating cash flow. Also revise to relabel this measure (e.g. adjusted free cash flow) to more appropriately reflect what it represents. Lastly, while you state in your response that this metric is a universally used measure of valuation for broadcast television companies, please tell us and revise to explain in further detail how your management uses this measure in managing the business.

Company Response:

We respectfully acknowledge the Staff’s comment. The Free Cash Flow metric included in our filings is utilized as an operating performance measure by broadcast television companies. However, despite use of the measure within the broadcast television industry, we recognize that cash-based adjustments should not be included in a performance measure and that such adjustments are typically associated with a liquidity measure. Further, the identification of Free Cash Flow as a liquidity measure would require reconciliation to the most directly comparable GAAP measure of operating cash flow, and would not provide information useful to investors. Accordingly, beginning with our first quarter 2024 earnings release, we will remove any reference to Free Cash Flow as a non-GAAP operating performance measure and have provided an example of the revised disclosures we will include in future filings below.

4. NON-GAAP INFORMATION

In addition to results prepared in accordance with GAAP, this earnings release discusses adjusted EBITDA, a non-GAAP performance measure that management and the company’s Board of Directors uses to evaluate the performance of the business. We also believe that the non-GAAP measure provides useful information to investors by allowing them to view our business through the eyes of management and is a measure that is frequently used by industry analysts, investors and lenders as a measure of valuation for broadcast companies.

Adjusted EBITDA is calculated as income (loss) from continuing operations, net of tax, plus income tax expense (benefit), interest expense, losses (gains) on extinguishment of debt, defined benefit pension plan expense (income), share-based compensation costs, depreciation, amortization of intangible assets, impairment of goodwill, loss (gain) on business and asset disposals, acquisition and integration costs, restructuring charges and certain other miscellaneous items. We consider adjusted EBITDA to be an indicator of our operating performance.

A reconciliation of the adjusted EBITDA measure to the comparable financial measure in accordance with GAAP is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022

Net income (loss)	$(3,653)	$46,248	$(692,022)	$110,353
Provision (benefit) for income taxes	1,391	16,055	(17,009)	44,018
Interest expense	56,916	41,917	158,029	114,427
Gain on extinguishment of debt	—	—	—	(1,234)
Defined benefit pension plan income	(251)	(683)	(519)	(2,008)
Share-based compensation costs	3,418	3,902	16,067	17,785
Depreciation	15,100	15,340	45,290	46,522
Amortization of intangible assets	23,488	24,225	70,469	73,807
Impairment of goodwill	—	—	686,000	—
Losses (gains), net on disposal of property and equipment	1,066	1,593	2,320	5,651
Acquisition and related integration costs	—	—	—	1,642
Restructuring costs	4,705	—	29,208	—
Miscellaneous, net	(1,309)	494	(131)	(1,269)
Adjusted EBITDA	$100,871	$149,091	$297,702	$409,694

5. SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents additional information on certain sources and uses of cash:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022

Capital expenditures	$(16,843)	$(9,124)	$(41,953)	$(34,079)
Proceeds from FCC Repack	—	908	—	2,650
Preferred stock dividends	(12,000)	(12,000)	(36,000)	(36,000)
Interest paid	(67,508)	(55,611)	(161,370)	(123,788)
Income taxes paid, net of tax indemnification reimbursements	(13,042)	(9,729)	(25,932)	(56,507)
Mandatory contributions to defined retirement plans	(254)	(247)	(884)	(753)

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We appreciate the SEC’s ongoing commitment to promoting transparent financial reporting practices and the opportunity to address your comments. We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 898-4050.

Sincerely,

/s/ Daniel W. Perschke
Daniel W. Perschke
Senior Vice President and Controller

cc: Jason Combs, Chief Financial Officer
William Appleton, Chief Legal Officer